UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

Danaos Corporation

c/o Danaos Shipping Co. Ltd., Athens Branch

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Secretary

011 030 210 419 6480

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

99.1	Danaos Corporation Press Release dated November 18, 2019
99.2	Consent of Maritime Strategies International Ltd.

***

Exhibit 99.2 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-230106) filed with the U.S. Securities and Exchange Commission on March 6, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2019

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
Name: Evangelos Chatzis
Title: Chief Financial Officer